UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-14706.

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Table of Contents

December 31, 2024 and 2023

Page(s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-11

Supplemental Schedules:
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)	12-14

Schedule H, Line 4a–Schedule of Delinquent Participant Contributions	15
Signatures	16
Exhibit Index	17

Report of Independent Registered Public Accounting Firm

Participants of the Ingles Markets, Incorporated Investment / Profit Sharing Plan

and the Audit / Compensation Committee and Fiduciary Investment and Administrative Committee of

Ingles Markets, Incorporated

Black Mountain, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2011.

Jackson, Mississippi

June 27, 2025

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
Assets	2024	2023
Investments at fair value (See Notes 3 and 5)	$188,731,965	$174,580,406
Receivables:
Notes receivable from participants	7,735,134	7,344,667
Other	315,307	2,579

Total Assets	196,782,406	181,927,652

Liabilities
Trades pending	7,186	724
Net assets available for benefits	$196,775,220	$181,926,928

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2024

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,867,573
Interest and dividends	1,956,999

Interest income on notes receivable from participants	504,898

Contributions:
Employer	5,829,557
Participant	13,212,542
Rollovers	703,956
19,746,055
Total additions	36,075,525

Deductions to net assets attributed to:
Benefits paid to participants	20,984,444
Administrative expenses	242,789
Total deductions	21,227,233
Net increase	14,848,292
Net assets available for benefits:
Beginning of year	181,926,928
End of year	$196,775,220

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2024 and 2023

1.	Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan are available from the Ingles Markets, Inc. Fiduciary Investment and Administrative Committee (the “Committee”).

General - The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly owned subsidiary, Milkco, Inc. Full-time employees who have completed 90 days of eligible service, or part-time employees who have completed 12 months of eligible service, as defined in the Plan document, and who are at least 18 years of age are covered under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - The Plan provides for four types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock - Class B made by the Company - discretionary in nature; no participant 401(k) contributions can be made to the Ingles Stock - Class B; (ii) participant 401(k) contributions from one percent to 50 percent (in increments of one percent) of their pre-tax annual compensation as defined in the Plan (subject to regulatory limitations); (iii) Company 401(k) matching contributions, discretionary in nature and determined by the Company and remitted for each payroll period, and (iv) participant rollover contributions.  Participants are allowed to make designated Roth contributions and Roth rollovers to the Plan.  The Company matches 75% of each participant’s contributions up to 5% of such participant’s compensation as defined in the Plan. In addition, all participants who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in one percent increments to any of the Plan’s fund options, including the Ingles Class A Stock. Participants may change their investment options daily. Plan participants may divest employer contributions of Company Class B stock and reinvest in other investment options.

In 2024, the Company made net discretionary 401(k) matching contributions of $5,829,557. The Company made no discretionary profit sharing contributions during 2024.

Plan Administration - On June 12, 2025, the Plan engaged Empower Trust Company, LLC as the new trustee and Empower Retirement, LLC (“Empower”) as the new trustee and recordkeeper, replacing Principal Financial Group (“PFG”). This change was made to enhance administrative efficiency, improve participant services, and reduce costs. The transition to Empower was completed on August 1, 2024. The Plan’s assets and participant data were transferred to Empower as of this date.

Participant Accounts - Each participant’s account is maintained to reflect the participant’s contributions, any Company matching and profit-sharing contributions, and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses, benefit payments and certain related administrative expenses. Allocations of Plan earnings or losses are based on participant account balances, participant compensation as defined in the Plan, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures - Contributions and rollovers by participants plus actual earnings thereon are immediately vested and non-forfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of two years of service.

Forfeited balances can be utilized to pay Plan expenses, reduce matching contributions or to reduce non-elective contributions.    Forfeitures of $323,051 were used during 2024 to reduce the Company’s matching contributions and pay Plan expenses. Unallocated forfeitures at December 31, 2024 and 2023 were $20,297 and $285,043, respectively.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 and 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the participant’s principal residence, which may have a term not exceed more than ten years. The loans are secured by the balance in the participant’s account. The interest rate used are comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions. At December 31, 2024, outstanding loans bore interest rates ranging from 4.25% to 9.50%.

Payment of Benefits - Upon termination of service, death, disability or retirement, participants, or their beneficiaries in the case of death, may receive a lump-sum amount, partial distribution or payments over a period certain in monthly, quarterly, semiannual or annual cash installments equal to the vested value of their respective accounts.

In-service withdrawals are available in certain circumstances, as defined in the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting hardship withdrawals.

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan. Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3  for discussion of fair value measurements.  Plan management determines the Plan’s valuation policies utilizing information provided by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their respective unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 27, 2025, the date the financial statements were issued.

3.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

• Level 1:	Observable inputs such as quoted prices in active markets.

• Level 2:	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
• Level 3:	Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks

Common Stock – Level 1

Shares of Class A common stock in the Plan are publicly traded investments and are valued daily at the closing price reported on the active market on which the individual securities are traded.

Common Stock – Level 2

Shares of Class B common stock in the Plan are not publicly traded investments, however, the holder can exchange one for one for Class A stock and are valued daily at the closing price for the Class A common stock.

Mutual Funds

Mutual funds are publicly traded investments and are valued daily at the closing prices reported on the active market on which the funds are traded.

Common Collective Trust Funds

These funds are valued at the net asset value (“NAV”) of units of the collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.  The common collective trust funds are not required to be classified within a level on the fair value hierarchy.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024 and 2023:

	Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual funds	$71,276,723	$—	$—	$71,276,723
Common stock	5,219,511	4,825,525	—	10,045,036
Total assets in the fair value hierarchy	$76,496,234	$4,825,525	$—	81,321,759
Investments measured at net asset value (a)				107,410,206
Investments at fair value				$188,731,965

	Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Mutual funds	$49,564,807	$—	$—	$49,564,807
Common stock	7,564,544	7,080,958	—	14,645,502
Total assets in the fair value hierarchy	$57,129,351	$7,080,958	$—	64,210,309
Investments measured at net asset value (a)				110,370,097
Investments at fair value				$174,580,406

(a)

In accordance with GAAP, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV practical expedient as of December 31, 2024 and 2023.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value	Fair Value			Redemption
	December 31,	December 31,	Unfunded	Redemption	Notice
	2024	2023	Commitments	Frequency	Period
Common collective trust funds	$ 107,410,206	$110,370,097	None	Daily	12 months

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the years ended December 31, 2024 and 2023.

4.	Income Tax Status

The Plan has not obtained a determination letter from the IRS stating that the non-standardized plan was in compliance with the applicable requirement of the IRC. The Plan is relying on the IRS approval of the non-standardized plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated November 14, 2022 that the non-standardized plan document was designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no  uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Exempt Party-in-Interest Transactions

Certain Plan investments were managed by Empower Trust Company, LLC and Principal Financial Group, the trustees, during the year ended December 31, 2024 as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

Participants may direct investment of their Plan balances into the Target My Retirement program where the trustee is responsible for managing the investments in participant accounts. These transactions qualify as party-in-interest transactions. Fees paid by Plan participants under the Target My Retirement program were included as a reduction of the return earned on each fund. Target My Retirement investments utilize the following funds:

SEI Trust PIMCO Stable Income Fund II Founder
Great Gray Trust Blackrock MSCI ACWI EX US IN R
Great Gray Trust Large Cap Growth Fund III Class R1
Great Gray Trust Mid Cap Value R1 Fund
Great Gray Trust Mid Cap Growth R1 Fund
Wells Fargo Bank Galliard Stable Return PN
JP Morgan Smart Retirement DRE Income
JP Morgan Smart Retirement DRE 2020 CF
JP Morgan Smart Retirement DRE 2025 CF
JP Morgan Smart Retirement DRE 2030 CF
JP Morgan Smart Retirement DRE 2035 CF
JP Morgan Smart Retirement DRE 2040 CF
JP Morgan Smart Retirement DRE 2045 CF
JP Morgan Smart Retirement DRE 2050 CF
JP Morgan Smart Retirement DRE 2055 CF
JP Morgan Smart Retirement DRE 2060 CF
JP Morgan Smart Retirement DRE 2065 CF

The trustee for the Plan is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Company’s Committee appoints the trustee responsible for maintaining custody of the Company stock component of the Ingles Stock – Class B and the Ingles Stock Class A.  The Committee engages an independent co-fiduciary to assist in the selection and monitoring of the Plan’s investments funds.    As of December 31, 2024 and 2023, the Plan owned 74,884 and 81,984 shares of Ingles Stock – Class B, which had a fair value of $4,825,525 and $7,080,958, respectively. As of December 31, 2024 and 2023, the Plan owned 80,998 and 87,583 shares of Ingles Stock Class A, which had a fair value of $5,219,511 and $7,564,544, respectively. Transactions related to the Company stock, including dividend income of $106,769, qualify as party-in-interest transactions. The plan sold approximately $4,159,000 and $505,000 of Ingles Stock – Class A and Ingles Stock – Class B, respectively, in 2024. In addition, contributions used to purchase the Ingles Stock – Class A by the Plan was approximately $4,056,000 in 2024. There were no purchases of the Ingles Stock – Class B in 2024.

Due to restrictions on the trading periods of the Company stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Company Stock – Class B. Advances are interest free and are repaid through the dividends received on the Company Class B stock and the sale of Class B shares to the Plan Sponsor or other qualified transferee, or the conversion of the Company Class B stock to Class A stock and subsequent market sale of the Class A shares. During 2024, the Plan received an advance from and made a repayment to the Plan Sponsor of $500,000.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Because the Ingles Stock - Class B and the Ingles Class A Stock are not diversified, they may experience wider variation in value than the other Plan funds.

SUPPLEMENTAL SCHEDULES

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2024

EIN: #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Common collective trust funds:
	SEI Trust Company	PIMCO Stable Income Fund II Founder		$ 3,704,204
	Great Gray Trust Company	Blackrock MSCI ACWI EX US IN R		953,606
	Great Gray Trust Company	Large Cap Growth Fund III Class R1		10,500,732
	Great Gray Trust Company	Mid Cap Value Fee Class R1		1,816,507
	Great Gray Trust Company	Mid Cap Growth Fund Fee Class R1		5,655,707
	Wells Fargo Bank, N.A.	Galliard Stable Return Fund		20,141,927
	JP Morgan Investment Advisors	Smart Retirement DRE Income		912,603
	JP Morgan Investment Advisors	Smart Retirement DRE 2020 CF		3,346,009
	JP Morgan Investment Advisors	Smart Retirement DRE 2025 CF		7,707,222
	JP Morgan Investment Advisors	Smart Retirement DRE 2030 CF		10,392,875
	JP Morgan Investment Advisors	Smart Retirement DRE 2035 CF		8,507,828
	JP Morgan Investment Advisors	Smart Retirement DRE 2040 CF		6,060,842
	JP Morgan Investment Advisors	Smart Retirement DRE 2045 CF		6,439,488
	JP Morgan Investment Advisors	Smart Retirement DRE 2050 CF		10,172,585
	JP Morgan Investment Advisors	Smart Retirement DRE 2055 CF		7,189,517
	JP Morgan Investment Advisors	Smart Retirement DRE 2060 CF		2,942,752
	JP Morgan Investment Advisors	Smart Retirement DRE 2065 CF		965,802
				$107,410,206

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2024

EIN:     #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Mutual funds:
	DFA US	US Targeted Value I		776,770
	DFA	Emerging Markets Core Equity I		1,215,517
	Fidelity	Extended Market Index		7,325,164
	Fidelity	US Bond Index		3,352,470
	Fidelity	500 Index Fund		31,115,860
	Baird	Core Plus Bond Inst		7,059,178
	Pacific Investment Management Company	International Bond (USD-Hedged) A		1,933,474
	Pacific Investment Management Company	Stable Income Fund II Founders		1,689,731
	T. Rowe Price	Overseas Stock I		8,350,701
	T. Rowe Price	Small Cap Stock I		2,490,058
	Vanguard	Equity Income		5,493,041
	Vanguard	Federal Money Market Inv		69,194
	Blackrock	Liquid Treasury Fund		405,565
				$71,276,723

	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock – Class B		4,825,525
*	Ingles Markets, Incorporated	Ingles Stock – Class A		5,219,511
				$10,045,036
*	Participant loans***	Interest-bearing at 4.25% - 9.50%, maturing
		January 2025 through September 2033		7,735,134
				$196,467,098

*Party-in-interest

**Cost information omitted for participant-directed investments.

***The accompanying financial statements classify participant loans as notes receivable from participants.

See report of independent registered public accounting firm.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

December 31, 2024

EIN: #56-0846267

Plan No. 001

Participant	Total that Constitutes Nonexempt			Total Fully Corrected
Contributions	Prohibited Transactions			Under VFCP and PTE
Transferred				2002-51
Late to Plan
Check here if late	Contributions	Contributions	Contributions
Participant Loan	Not Corrected	Corrected	Pending
Repayments are		Outside VFCP	Correction in
Included:			VFCP
□
$12,013		$12,013*

* Late contributions of $428 from 2022 plan year and $11,585 for 2023 plan year were remitted within the 2023 plan year. Related lost earnings of $70 were remitted within the 2024 plan year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Date: June 27, 2025	By:	/s/ Patricia Jackson
Patricia Jackson Fiduciary Investment and Administrative Committee Member

	By:	/s/ Cynthia Brooks
Cynthia Brooks Fiduciary Investment and Administrative Committee Member

	By:	/s/ Catherine Phillips
Catherine Phillips Fiduciary Investment and Administrative Committee Member

EXHIBIT INDEX

Exhibit 23 Consent of Forvis Mazars, LLP